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                            DARDEN RESTAURANTS, INC.
           DETERMINATION OF COMMON SHARES AND COMMON SHARE EQUIVALENTS
                                 (IN THOUSANDS)



                                                  Fiscal Year Ended
                                      May 25, 1997   May 26, 1996   May 28, 1995
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Computation of Shares:

  Weighted average number of
    shares outstanding..............    155,600        158,700        158,000

  Net shares resulting from the
    assumed exercise of certain
    stock options (a)...............        750(b)       2,600(c)
                                        -------        -------        -------

  Total common shares and
    common share equivalents........    156,350        161,300        158,000(d)
                                        =======        =======        =======

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NOTES TO EXHIBIT:

(a) Common share equivalents for the fiscal years ended May 25, 1997 and May 26, 1996, are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that had an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised.

(b) Common share equivalents for the fiscal year ended May 25, 1997 are not material, and their inclusion would have the effect of being antidilutive. As a result, loss per share has been computed using the weighted average number of shares outstanding of 155,600 for the year.

(c) Common share equivalents for the fiscal year ended May 26, 1996 are not material. As a result, earnings per share has been computed using the weighted average number of shares outstanding of 158,700 for the year.

(d) During the fiscal year ended May 28, 1995, the Company was not a separate, independent company, but a wholly-owned subsidiary of General Mills. As such, the number of shares used to compute earnings per share for the fiscal year ended May 28, 1995 is based on the average number of General Mills' common shares outstanding during the period and a distribution of one share of the Company's common stock for each share of General Mills' common stock outstanding.